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                                                              HECO Exhibit 11(b)
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Hawaiian Electric Company, Inc. and subsidiaries
COMPUTATION OF EARNINGS PER SHARE OF COMMON STOCK
(unaudited)


Hawaiian Electric Industries, Inc. owns all of the outstanding common stock of Hawaiian Electric Company, Inc. (HECO). Therefore, per share data with respect to shares of common stock of HECO are not meaningful.